Paris, April 7, 2005

Statement

An article in La Tribune reported that Mr. de Lasteyrie has lodged a criminal complaint against un-named parties (plainte contre X) on August 4, 2004, which purportedly alleges criminal violations committed at the time of Rhodia’s public listing. According to Mr. de Lasteyrie, environmental liabilities unjustly assumed by Rhodia amount to €2.85 billion.

La Tribune reports that the criminal complaint appears to target sanofi-aventis.

Sanofi-aventis has the following comments on this article:

  Sanofi-aventis has not seen the contents of this complaint.
  Sanofi-aventis cannot face criminal liability for dealings of Aventis occurring before the merger.
  Furthermore, the allegations contained in the article are baseless. To sanofi-aventis’ knowledge, all of the operations forming Rhodia were carried out in compliance with applicable law, as was certified by the multiple experts and auditors involved in this process.
  The corporate bodies of both Rhodia and Aventis approved these operations.
  Finally, sanofi-aventis notes that environmental issues have been dealt with in an agreement between Rhodia and Aventis, and has been discharged through a final settlement agreement entered into in 2003.
Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by Sanofi-aventis and Aventis, including those listed under “Forward-Looking Statements” and “Risk Factors” in sanofi-aventis’s annual report on Form 20-F for the year ended December 31, 2003 and those listed under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in Aventis’s annual report on Form 20-F for the year ended December 31, 2003. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
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